GOTHAM PARTNERS, L.P.
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017








                                 March 25, 2003

BY FACSIMILE
------------

Special Committee to Board of Trustees
First Union Real Estate Equity and Mortgage Investments
c/o Mr. Daniel Altobello, Chairman of the Special Committee
125 Park Avenue
New York, New York

                  Re:   First Union Press Release
                        -------------------------



Dear Dan:

            We write in response to First Union's press release issued on March 18, 2003 and Tom McCormick's 9:13 a.m. e-mail to Adam Emmerich of the same date. We are aware of the letter from Arbor Commercial Mortgage, LLC ("Arbor") to the First Union board of trustees, outlining Arbor's proposed alternative to the pending First Union/Gotham Golf transaction ("Golf Merger"). We understand from your counsel that the board has concluded that "the Arbor proposal does not represent a 'Superior Proposal' under the terms of the Merger Agreement" and therefore will not be considered further by the board.

            Before discussing the Arbor proposal in particular, we would like to raise a fundamental problem facing First Union in its pursuit of the Golf Merger. As you are aware, among other closing conditions under the Merger Agreement, the mortgagee of the Park Plaza Mall must consent to certain aspects of the deal, which consent in turn depends upon the surviving entity having at least $40 million in net worth. While it cannot be known with certainty, Ernst & Young's recharacterization of a substantial portion of the surviving corporation's preferred stock as a form of debt and the continued depletion of First Union's cash through legal, administrative, and negative arbitrage expenditures significantly increase the probability that the consent to the transaction will not be obtained as the Golf Merger is currently structured.

            If you believe otherwise, we request that you provide Gotham Partners with written confirmation that it is your belief that the net worth test will be met and the factual basis for that belief. If the $40 million net worth test will not be met, and if, in fact, the Golf Merger has very little chance of ever closing, then the company's continued expenditure of shareholder resources on litigation to overturn the injunction and the accompanying delay are wasteful and inappropriate. In light of First Union's board's continuing duty to operate the company in the best

Mr. Daniel Altobello
March 24, 2003
Page 2

interests of its shareholders, we urge the board to consider whether alternative strategies or transactions will prevent the continuing waste of First Union's assets and ultimately yield a better result for the company than remaining blindly committed to a transaction that has only a very small chance of taking place. Regardless of the company's decision with respect to the Arbor proposal, we support the immediate initiation of a substantial share repurchase and a tender for the company's senior debt.

            Turning to Arbor, despite the Merger Agreement's clear requirement that First Union promptly notify Gotham Partners after receipt of any acquisition proposal, First Union sent the letter outlining the Arbor proposal to our counsel only on March 18th - nearly two weeks after it was received by First Union. The combination of First Union's failure to promptly inform Gotham Partners of the Arbor proposal, the fact that we first learned of the Arbor proposal only indirectly, and our understanding that representatives of First Union communicated that the proposal could be properly considered only after a written waiver by Gotham Partners, may have contributed to the confusion regarding our March 12, 2003 letter.

            More importantly, however, we are troubled by the suggestion that the First Union board would consider the Arbor proposal only if the board believed that the proposal would qualify as a "Superior Proposal" as defined by the Merger Agreement. It appears that the board is using the term "Superior Proposal" as a barrier to considering other transactions, but this approach is neither required nor acceptable. Many other transactions, including the Arbor proposal, could be far superior to continuing to fight for the Golf Merger, even if those transactions did not meet the technical definition of "Superior Proposal" under the Merger Agreement. By inappropriately narrowing consideration of alternative transactions, the board is needlessly foreclosing consideration of potentially preferable deals for no apparent reason. In any event, even if there were any question about the scope of the board's flexibility to consider an alternative transaction in accord with the Merger Agreement, we specifically waived certain of our rights in order to permit First Union to fully explore the Arbor proposal in our March 12, 2003 letter.

            At a minimum, we believe the board must consider the expected value of any proposal, the probability of its consummation, and the timeframe of execution when comparing potential transactions with the Golf Merger. In light of the likely delay in its consummation and the uncertainties of the Golf Merger
- most significantly the risk of failure to meet the $40 million net worth test
- a transaction with a lower nominal value may very well be superior to the Golf Merger if that alternative has greater certainty of consummation and a more limited timeframe for closing.

            Based upon our conversations with a principal of Arbor and potential improvements to the structuring of the Arbor proposal, we believe Arbor's initial proposal of $1.90 per common share plus a warrant (an approximately 20% premium to First Union's market value before the Arbor proposal was made public) can be improved, making the total consideration even more attractive to First Union's common shareholders. In addition, because the Arbor pro-

Mr. Daniel Altobello
March 24, 2003
Page 3

posal offers a cash-out opportunity as well as other options for all preferred stockholders, we believe the Arbor proposal could maximize the likelihood of an acceptable outcome for preferred stockholders. We therefore urge, for the benefit of all shareholders including Gotham Partners, that the board proceed immediately to explore a deal with Arbor. While we believe that it is self-evident that at all shareholders including Gotham Partners would be served by your considering alternatives, we urge you to speak to other major shareholders of First Union who are not parties to the Merger Agreement.

            Gotham Partners is willing to be supportive of alternatives and to discuss any additional waivers that First Union feels it may need in order to explore alternatives. We look forward to hearing from you soon regarding these matters.



                                          Sincerely,

                                          /s/ William. A. Ackman
                                          ---------------------------

                                          William A. Ackman
                                          Authorized Signatory,
                                          Gotham Partners, L.P.

cc:   Thomas H. McCormick
      Thomas J. Plotz
      David S. Klafter
      Adam O. Emmerich
      F. Ronald O'Keefe
      William F. Leahy